EXHIBIT 1

Buenos Aires, May 9, 2013

Messrs.
NATIONAL SECURITIES COMMISSION
25 de Mayo 175
Subgerencia de Emisoras

Messrs.
BUENOS AIRES STOCK EXCHANGE
Sarmiento 299

Re: Relevant Fact (Hecho Relevante).

Dear Sirs:

I hereby inform you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”), in accordance with applicable regulation, that the board of directors’ meeting held today approved the Financial Statements corresponding to the period ended March 31, 2013, pursuant to which the Company recorded, as of such date, a negative shareholders’ equity of Ps.92,253,000, as a result of the reasons and to the extent described in the relevant notes to the Condensed Interim Financial Statements as of March 31, 2013 and as of December 31, 2012.

Additionally, we hereby inform that the Company was notified today, after the board of directors’ meeting that considered the documentation explained above, of the Resolution No. 250/13 of the Energy Secretariat which, among other things, would allow to offset the debt that the Company maintains in connection with the Program for the Rational Use of Electricity Power (PUREE) (approximately Ps.1,483.3 million pursuant to such Resolution) with the credits that the Company is entitled to pursuant to the Cost Monitoring Mechanism (CMM) contemplated under the Adjustment and Renegotiation Agreement of our Concession, which credits were not recognized until February 2013 (approximately Ps. 2,237.8 million pursuant to such Resolution).  In addition, the Resolution instructs CAMMESA to issue Sale Settlements with Maturity Dates To Be Determined (Liquidaciones de Ventas con Fecha de Vencimiento a Definir) in an amount equal to the excess of the credit to which the Company is entitled over the amount of the debt that the Company maintains in connection with the PUREE, and authorizes CAMMESA to receive such Sale Settlements with Maturity Dates To Be Determined as partial payment for the debt owed by Edenor to CAMMESA as of the date of issuance of the Resolution.

The text and impact of said Resolution, a copy of which is attached hereto, are being analyzed by the Company. Upon initial analysis, an implication of this Resolution would be that the negative shareholders’ equity recorded under the Company’s Financial Statements as of March 31, 2013, would be reversed.

Yours sincerely,

Victor A. Ruiz
Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5507 – Fax: 4346-5327